CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2013
(Unaudited)

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND TOTAL COMPREHENSIVE INCOME
(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2013	2012	2013	2012
			Note 3a)ii		Note 3a)ii

Metal revenues	11	$38,065	$41,748	$119,077	$115,596

Cost of sales (including depreciation and depletion)	4	25,682	19,752	72,958	56,860

Gross profit		12,383	21,996	46,119	58,736

Impairment of non-current unprocessed ore stockpile	6	-	-	5,546	-
Corporate and administrative expenses	4	3,122	2,830	8,677	12,183

Profit from operations		9,261	19,166	31,896	46,553

Other income, net		33	12	12	165
Finance expense	4	(402)	(497)	(1,316)	(2,004)
Foreign exchange (loss) gain		(239)	(1,007)	152	(1,764)

Profit before income tax		8,653	17,674	30,744	42,950

Income taxes
Current tax expense		121	3,813	599	14,233
Deferred tax expense		3,768	171	10,118	3,254
		3,889	3,984	10,717	17,487

Earnings and total comprehensive income for the period		$4,764	$13,690	$20,027	$25,463

Weighted average shares outstanding:
Basic	10	144,159,045	142,983,615	144,120,095	142,255,886
Diluted	10	145,080,385	144,581,925	145,144,784	144,182,370

Earnings per share:
Basic	10	$0.03	$0.09	$0.14	$0.18
Diluted	10	$0.03	$0.09	$0.14	$0.18

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2013	2012	2013	2012
			Note 3a)ii		Note 3a)ii
OPERATING ACTIVITIES
Profit before income tax		$8,653	$17,674	$30,744	$42,950
Items not affecting cash:
Depletion and depreciation	4	4,211	2,517	10,962	7,018
Finance expense	4	402	497	1,316	2,004
Share-based payments	9b )	82	837	644	5,130
Impairment of non-current unprocessed ore stockpile		-	-	5,546	-
Unrealized foreign exchange loss (gain)		367	1,007	(364)	1,764
		13,715	22,532	48,848	58,866
Changes in non-cash working capital items:
Trade and other receivables		(223)	(5,727)	(9,604)	(11,175)
Inventories		(1,737)	(3,986)	(7,330)	(8,254)
Advances and prepaid expenses		495	45	2,082	(731)
Trade payables and accrued liabilities		(1,582)	2,561	3,174	(935)
Cash flows provided by operating activities		10,668	15,425	37,170	37,771

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment, exploration and evaluation		(10,281)	(8,084)	(46,074)	(20,442)
Cash flows used in investing activities		(10,281)	(8,084)	(46,074)	(20,442)

FINANCING ACTIVITIES
Interest paid		(349)	(364)	(1,052)	(1,435)
Transaction costs paid		-	(68)	-	(68)
Issuance of shares on exercise of share options and warrants		-	89	165	2,413
Cash flows (used in) provided by financing activities		(349)	(343)	(887)	910

Effects of exchange rate changes on the balance of cash held in foreign currencies		(9)	110	(6)	172

Increase (decrease) in cash		29	7,108	(9,797)	18,411
Cash, beginning of period		14,362	21,168	24,188	9,865
Cash, end of period		$14,391	$28,276	$14,391	$28,276

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

		September 30,	December 31,	January 1,
	Note	2013	2012	2012
			Note 3a)ii	Note 3a)ii
ASSETS
Current
Cash		$14,391	$24,188	$9,865
Trade and other receivables	5	20,046	10,570	8,254
Inventories	6	39,967	32,384	29,183
Advances and prepaid expenses		904	2,986	2,760
Total current assets		75,308	70,128	50,062

Mineral properties, plant and equipment,
exploration and evaluation	7	178,604	137,147	105,692
Non-current unprocessed ore stockpile	6	6,974	10,372	4,481
Total assets		$260,886	$217,647	$160,235

LIABILITIES
Current
Trade payables and accrued liabilities	8	$25,662	$16,509	$15,884
Vendor loan		1,725	1,725	1,725
Loan facility		17,466	17,641	17,246
Current portion of equipment
financing	7	1,134	-	-
Total current liabilities		45,987	35,875	34,855

Deferred tax liabilities		39,697	29,579	21,996
Long-term equipment financing	7	2,269	-	-
Provision for site reclamation and closure		2,897	2,869	2,065
Other provisions		1,140	1,264	1,138
Total liabilities		91,990	69,587	60,054

EQUITY
Issued capital	9	89,653	89,419	82,630
Share-based payment reserve		13,102	12,527	9,169
Retained earnings		66,141	46,114	8,382
Total equity		168,896	148,060	100,181
Total liabilities and equity		$260,886	$217,647	$160,235

Events after the reporting period (note 13)

Approved by the Directors

“Bruce Bragagnolo”	Director	“Eugene Hodgson”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except share numbers) - Unaudited

			Share-
	Number of		based
	common	Issued	payment	Retained	Total
	shares	capital	reserve	earnings	equity
Balance at January 1, 2013	144,084,045	$89,419	$12,527	$46,114	$148,060
Earnings and total comprehensive income for the period	-	-	-	20,027	20,027
Share-based payments	-	-	644	-	644
Issue of shares on exercise of share options	75,000	165	-	-	165
Reclassification of grant date fair value on exercise of share options	-	69	(69)	-	-
Balance at September 30, 2013	144,159,045	$89,653	$13,102	$66,141	$168,896

Balance at January 1, 2012	140,291,127	$82,630	$9,169	$8,382	$100,181
Earnings and total comprehensive income for the period	-	-	-	25,463	25,463
Share-based payments	-	-	5,130	-	5,130
Issue of shares on exercise of share options	2,575,000	2,413	-	-	2,413
Reclassification of grant date fair value on exercise of share options	-	1,857	(1,857)	-	-
Shares issued for financing costs	217,918	357	-	-	357
Balance at September 30, 2012	143,084,045	$87,257	$12,442	$33,845	$133,544

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine which was placed into commercial production on April 1, 2010. The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange MKT under the symbol TGD. The registered office of the Company is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These condensed interim consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements (“consolidated financial statements”) for the year ended December 31, 2012.

These interim financial statements have been prepared using the same accounting policies and methods of computation as compared to the most recent consolidated financial statements for the year ended December 31, 2012 with the exception of a new IFRS accounting policy applied for deferred stripping which was effective January 1, 2013. The impact of the application of this new policy is disclosed in note 3a)ii.

These interim financial statements were approved by the Board of Directors and authorized for issue on October 29, 2013.

b)	Judgements

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 2 to the Company’s consolidated financial statements for the year ended December 31, 2012. The Company’s interim results are not necessarily indicative of its results for a full year.

c)	Basis of consolidation

These interim financial statements include the accounts of the Company and the subsidiaries. All amounts are presented in United States dollars (“US dollars”), which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ and MXP are to Canadian dollars and Mexican pesos, respectively. All inter-company balances, transactions, revenues and expenses have been eliminated.

3.	CHANGES IN ACCOUNTING STANDARDS

The Company has applied the following new and revised IFRS standards in these interim financial statements and has recast the 2012 comparative information accordingly in note 3a)ii.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

3.	CHANGES IN ACCOUNTING STANDARDS (Continued)

a)	Application of new and revised accounting standards effective January 1, 2013

	i.	New and revised standards adopted with no material impact on the Company’s interim financial statements

The Company has evaluated the following new and revised IFRS standards and has determined there to be no material impact on the interim financial statements upon adoption:

-IFRS 7 – Financial Instrument Disclosures;
-IFRS 10 – Consolidated Financial Statements;
-IFRS 11 – Joint Arrangements;
-IFRS 12 – Disclosure of Interests in Other Entities;
-IFRS 13 – Fair Value Measurement;
-IAS 1 – Presentation of Financial Statements;
-IAS 19 – Employee Benefits;
-IAS 27 – Consolidated and Separate Financial Statements;
-IAS 28 – Investments in Associates and Joint Ventures; and
-IAS 34 – Interim Financial Reporting.

ii.	New and revised standards adopted with material impact on the Company’s interim financial statements

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 includes guidance on transition for pre-existing stripping assets.

The Company has determined that the impact of the above standard is material to its interim financial statements due to changes to significant estimates and assumptions concerning componentization, capitalization, and depletion, as well as the elimination of pre-existing stripping assets that no longer existed at the start of the comparative period.

The adoption of the standard had the following impact on the consolidated statement of financial position at January 1, 2012 and at December 31, 2012:

	At January 1, 2012			At December 31, 2012
	As			As
	previously	IFRIC 20	Adjusted	previously	IFRIC 20	Adjusted
	reported	adjustment	balance	reported	adjustment	balance
Inventories	$29,183	$-	$29,183	$32,876	$(492)	$32,384
Mineral properties, plant and equipment, exploration and evaluation (1)	$107,677	$(1,985)	$105,692	$136,312	$835	$137,147
Total assets	162,220	(1,985)	160,235	217,304	343	217,647
Deferred income tax	$22,562	$(566)	$21,996	$29,481	$98	$29,579
Retained earnings	$9,801	$(1,419)	$8,382	$45,869	$245	$46,114

(1)

The impact of IFRIC 20 applies to the deferred stripping balance previously disclosed of $25,168 at December 31, 2012 (January 1, 2012 - $21,268). The adjustment shown is the change to the deferred stripping balance, net of accumulated depreciation.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

3.	CHANGES IN ACCOUNTING STANDARDS (Continued)

The adoption of the standard had the following impact on the consolidated statement of earnings and total comprehensive income for the year ended December 31, 2012:

		Year ended
	December 31, 2012
	As
	previously	IFRIC 20	Adjusted
	reported	adjustment	balance
Cost of sales (1)	$79,579	$(2,328)	$77,251
Profit before income tax	$57,139	$2,328	$59,467
Deferred income tax	6,919	664	7,583
Earnings and total comprehensive income for the period	$36,068	$2,992	$39,060

(1)

Cost of sales includes depreciation and depletion. The decrease of $2,328 for the year ended December 31, 2012 cost of sales includes a reduction of $3,783 to costs of contract mining and a $1,455 increase to depreciation and depletion.

The adoption of the standard had the following impact on the consolidated statements of earnings and total comprehensive income for the three and nine months ended September 30, 2012:

	Three months ended			Nine months ended
	September 30, 2012			September 30, 2012
	As			As
	previously	IFRIC 20	Adjusted	previously	IFRIC 20	Adjusted
	reported	adjustment	balance	reported	adjustment	balance
Cost of sales (1)	$20,580	$(828)	$19,752	$58,818	$(1,958)	$56,860
Profit before income tax	$16,846	$828	$17,674	$40,992	$1,958	$42,950
Deferred income tax	(65)	236	171	2,697	557	3,254
Earnings and total comprehensive income for the period	$13,099	$591	$13,690	$24,062	$1,401	$25,463

(1)

Cost of sales includes depreciation and depletion. The decrease of $828 for the three months ended September 30, 2012 cost of sales (nine months ended September 30, 2012 - $1,958) includes a reduction of $1,173 (nine months ended September 30, 2012 - $2,868) to costs of contract mining and an increase of $345 (nine months ended September 30, 2012 - $910) to depreciation and depletion.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

3.	CHANGES IN ACCOUNTING STANDARDS (Continued)

The adoption of the standard had the following impact on the consolidated statements of cash flows for the three and nine months ended September 30, 2012:

	Three months ended			Nine months ended
	September 30, 2012			September 30, 2012
	As			As
	previously	IFRIC 20	Adjusted	previously	IFRIC 20	Adjusted
	reported	adjustment	balance	reported	adjustment	balance
Profit before income tax	$16,846	$828	$17,674	$40,992	$1,958	$42,950
Depletion and depreciation	$2,172	$345	$2,517	$6,108	$910	$7,018
Inventories	(3,732)	(254)	(3,986)	(9,185)	931	(8,254)
Cash provided by operating activities	$14,506	$919	$15,425	$33,972	$3,799	$37,771
Cash used in investing activities	$(7,165)	$(919)	$(8,084)	$(16,643)	$(3,799)	$(20,442)
Cash (used in) provided by financing activities	$(343)	$-	$(343)	$910	$-	$910

4.	EXPENSES

Cost of sales for the three and nine months ended September 30, 2013 and the three and nine months ended September 30, 2012 are as follows:

		Three months ended		Nine months ended
			September 30,		September 30,
	Note	2013	2012	2013	2012
Costs of contract mining (1)		$11,708	$10,019	$33,027	$27,946
Crushing and gold recovery costs		9,716	7,145	28,353	19,456
Mine site administration costs		1,598	1,165	4,912	3,639
Transport and refining		97	98	285	253
Net change in inventories		(1,648)	(1,192)	(4,581)	(1,452)
Production costs		21,471	17,235	61,996	49,842
Depreciation and depletion		4,211	2,517	10,962	7,018
Cost of sales (including depreciation and depletion)	3a )ii	$25,682	$19,752	$72,958	$56,860

(1)

Commencing July 1, 2013, mining costs associated with stockpiling ore during the period which are greater than the net realizable value of the ore stockpiled during the period are included in cost of sales. During the three and nine months ended September 30, 2013, $459 of mining costs associated with stockpiling ore are included in cost of sales.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

4.	EXPENSES (Continued)

Corporate and administrative expenses for the three and nine months ended September 30, 2013 and the three and nine months ended September 30, 2012 are as follows:

		Three months ended		Nine months ended
			September 30,		September 30,
	Note	2013	2012	2013	2012
Salaries		$1,295	$685	$3,302	$2,572
Consulting and professional fees		657	554	1,282	1,872
Share-based payments	9b )	82	837	644	5,130
Property payment		-	-	-	395
Administrative and other		1,088	754	3,449	2,214
Corporate and administrative expenses		$3,122	$2,830	$8,677	$12,183

Finance expense for the three and nine months ended September 30, 2013 and the three and nine months ended September 30, 2012 is as follows:

	Three months ended		Nine months ended
		September 30,		September 30,
	2013	2012	2013	2012
Interest on loan facility	$349	$361	$1,052	$1,432
Accretion of loan facility	42	113	229	505
Accretion of provision for site reclamation and closure and other provisions	11	23	35	67
Finance expense	$402	$497	$1,316	$2,004

5.	TRADE AND OTHER RECEIVABLES

	September 30,	December 31,	January 1,
	2013	2012	2012
Trade receivable	$1,848	$1,483	$1,652
VAT receivable	17,573	6,860	6,235
Other	625	2,227	367
	$20,046	$10,570	$8,254

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts owed to it to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds. At September 30, 2013, the VAT receivable includes $7,113 for the purpose of settling income tax payable at year end (December 31, 2012 - $nil). Subsequent to September 30, 2013, $2,465 of VAT was received by the Company.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

6.	INVENTORIES

		September 30,	December 31,	January 1,
	Note	2013	2012	2012
Ore in process		$30,989	$24,169	$23,174
Finished metal inventory		370	213	-
Supplies		8,608	8,002	6,009
Non-current unprocessed ore stockpile(1)		6,974	10,372	4,481
		46,941	42,756	33,664
Less: non-current unprocessed ore stockpile		(6,974)	(10,372)	(4,481)
	3a )ii	$39,967	$32,384	$29,183

(1)

During the nine months ended September 30, 2013, the Company recognized total impairment charges of $5,546 (nine months ended September 30, 2012 - $nil) in relation to the non-current unprocessed ore stockpile. The impairment charge was calculated using a long-term gold price assumption of $1,325 per ounce.

The costs of inventories recognized as an expense for the three and nine months ended September 30, 2013 were $20,867 and $59,686, respectively (three and nine months ended September 30, 2012 - $16,521 and $47,187, respectively) and are included in cost of sales.

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

				Exploration
		Mineral	Plant and	and
	Note	properties(a)	equipment	evaluation	Total
Cost
At January 1, 2013	3a )ii	$108,117	$52,744	$3,673	$164,534
Expenditures(1)		26,842	26,710	1,266	54,818
At September 30, 2013		134,959	79,454	4,939	219,352
Accumulated depreciation and depletion At January 1, 2013	3a )ii	16,648	10,739	-	27,387
Depreciation and depletion		7,739	5,622	-	13,361
At September 30, 2013		24,387	16,361	-	40,748
Carrying amount at September 30, 2013		$110,572	$63,093	$4,939	$178,604

(1)

During the third quarter of 2013, the Company entered into an agreement with an equipment supplier (“the Supplier”) to finance the remaining portion of an equipment purchase totalling $4,862 (excluding VAT) of which the Company had previously paid $1,459 (excluding VAT). The financing agreement carries an annual interest rate of 7.2% and the remaining balance of $3,403 (excluding VAT) is payable in 36 monthly instalments which include equal principal repayments of $95. Legal fees and other directly attributable transaction costs totalled $28 and will be paid with the first instalment.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (Continued)

				Exploration
		Mineral	Plant and	and
	Note	properties(a)	equipment	evaluation	Total
Cost
At January 1, 2012	3a )ii	$83,164	$37,864	$2,364	$123,392
Expenditures		24,172	14,880	1,309	40,361
Change in reclamation obligation		781	-	-	781
At December 31, 2012		108,117	52,744	3,673	164,534
Accumulated depreciation and depletion At January 1, 2012	3a )ii	10,256	7,444	-	17,700
Depreciation and depletion		6,392	3,295	-	9,687
At December 31, 2012		16,648	10,739	-	27,387
Carrying amount at January 1, 2012	3a )ii	72,908	30,420	2,364	105,692
Carrying amount at December 31, 2012	3a )ii	$91,469	$42,005	$3,673	$137,147

a)	Mineral properties

		September 30,	December 31,	January 1,
	Note	2013	2012	2012
Depletable mineral property		$94,705	$77,830	$67,101
Non-depletable mineral properties		15,867	13,639	5,807
	3a )ii	$110,572	$91,469	$72,908

i.	San Francisco Property

The San Francisco Property is located in Santa Ana, Sonora, Mexico. Commercial production began April 1, 2010. The Company continues to conduct and incur some exploration and development costs which are being capitalized. At September 30, 2013, mineral properties includes $35,061 (December 31, 2012 - $26,003; January 1, 2012 - $19,283) of net deferred stripping costs.

ii.	La Chicharra Property

The La Chicharra Property is also located in Santa Ana, Sonora, Mexico adjacent to the San Francisco Property, and is considered part of the overall San Francisco Gold Property. The La Chicharra Property is under active exploration and development, but is not yet in commercial production and is therefore considered non-depletable.

8.	TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30,	December 31,	January 1,
	2013	2012	2012
Trade payables	$22,449	$12,019	$11,632
Income taxes payable	1,299	2,640	3,932
Accrued liabilities	1,862	1,795	273
Other	52	55	47
	$25,662	$16,509	$15,884

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

9.	EQUITY

a)	Authorized share capital

• Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and

•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

At September 30, 2013, there were 144,159,045 issued and outstanding common shares (December 31, 2012 - 144,084,045).

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over periods up to two years.

Share option transactions and the number of share options outstanding during the period ended September 30, 2013 are summarized as follows:

	Number of share	Weighted average
	options	exercise price (C$)
Outstanding at January 1, 2013	8,950,000	2.25
Exercised	75,000	2.15
Outstanding at September 30, 2013	8,875,000	2.25
Exercisable at September 30, 2013	8,875,000	2.25

Share options outstanding and exercisable at September 30, 2013 are as follows:

			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise	Number of	average	remaining life	Number of	average	remaining life
price range	options	exercise price	of options	options	exercise price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
1.00 - 2.53	4,875,000	1.96	2.03	4,875,000	1.96	2.03
2.54 - 2.75	4,000,000	2.61	3.44	4,000,000	2.61	3.44
	8,875,000	2.25	2.67	8,875,000	2.25	2.67

There were no share options exercised during the three months ended September 30, 2013. The weighted average share price at the date of exercise for the 75,000 share options exercised during the nine months ended September 30, 2013 (three and nine months ended September 30, 2012 - 100,000 and 2,575,000, respectively) was C$2.15 (three and nine months ended September 30, 2012 - C$2.43 and C$2.77, respectively).

The fair value of share options recognized as an expense during the three and nine months ended September 30, 2013 was $82 and $644, respectively (three and nine months ended September 30, 2012 - $837 and $5,130, respectively). There were no share options granted during the three and nine months ended September 30, 2013 (three and nine months ended September 30, 2012 - 1,050,000 and 4,550,000, respectively). During the three and nine months ended September 30, 2012, the weighted average grant date fair value per option of the share options granted was C$1.18 and C$1.45, respectively.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

9.	EQUITY (Continued)

The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the three and nine months ended September 30, 2012:

	Three months ended	Nine months ended
	September 30, 2012	September 30, 2012
Risk-free interest rate	1.18%	1.11%
Expected life of options	3.2 years	3.3 years
Annualized volatility	61%	74%
Forfeiture rate	1.91%	0.55%
Dividend rate	0%	0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The expected life of share options granted represents the period of time that share options granted are expected to be outstanding. Expected volatilities are based on historical volatility of the Company’s shares listed on the TSX. The expected forfeiture rate represents the expectation of forfeitures occurring within the vesting period.

10.	EARNINGS PER SHARE

	Three months ended September 30, 2013			Three months ended September 30, 2012
		Weighted			Weighted
	Earnings	average		Earnings	average
	for the	shares	Earnings	for the	shares	Earnings
	period	outstanding	per share	period	outstanding	per share
Basic EPS	$4,764	144,159,045	$0.03	$13,690	142,983,615	$0.09
Effect of dilutive securities:
Share options	-	921,340	-	-	1,598,310	-
Diluted EPS	$4,764	145,080,385	$0.03	$13,690	144,581,925	$0.09

At September 30, 2013, 8,875,000 (September 30, 2012 - 10,025,000) share options were outstanding, of which 7,125,000 were anti-dilutive (September 30, 2012 - 4,900,000) because the underlying exercise prices exceeded the average market price for the three months ended September 30, 2013 of the underlying common shares of C$2.11 (three months ended September 30, 2012 - C$2.20) .

	Nine months ended September 30, 2013			Nine months ended September 30, 2012
		Weighted			Weighted
	Earnings	average		Earnings	average
	for the	shares	Earnings	for the	shares	Earnings
	period	outstanding	per share	period	outstanding	per share
Basic EPS	$20,027	144,120,095	$0.14	$25,463	142,255,886	$0.18
Effect of dilutive securities:
Share options	-	1,024,689	-	-	1,926,484	-
Diluted EPS	$20,027	145,144,784	$0.14	$25,463	144,182,370	$0.18

At September 30, 2013, 8,875,000 (September 30, 2012 - 10,025,000) share options were outstanding, of which 7,050,000 were anti-dilutive (September 30, 2012 - 4,928,285) because the underlying exercise prices exceeded the average market price for the nine months ended September 30, 2013 of the underlying common shares of C$2.39 (nine months ended September 30, 2012 - C$2.25) .

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

11.	SEGMENTED INFORMATION

The Company has determined that it has one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico. At September 30, 2013, all of the Company’s operating and capital assets are located in Mexico except for $1,134 (December 31, 2012 - $2,296) of cash and other current assets which are held in Canada.

Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate reportable segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

During the three and nine months ended September 30, 2013 and the three and nine months ended September 30, 2012, the Company had sales agreements with three major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Three months ended		Nine months ended
		September 30,		September 30,
	2013	2012	2013	2012
Customer A	97%	94%	97%	95%
Customer B	1%	1%	1%	1%
Customer C	2%	5%	2%	4%
Total	100%	100%	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.

The Company’s revenues from operations for the three and nine months ended September 30, 2013 and the three and nine months ended September 30, 2012 are as follows:

	Three months ended		Nine months ended
		September 30,		September 30,
	2013	2012	2013	2012
Gold	$37,715	$41,321	$118,084	$114,415
Silver	350	427	993	1,181
	$38,065	$41,748	$119,077	$115,596

12.	FINANCIAL INSTRUMENTS

At September 30, 2013 and December 31, 2012, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value.

The carrying values of cash, trade and other receivables, and trade payables and accrued liabilities approximate their fair value due to their short-term nature. The carrying value of the vendor loan approximates its fair value given its short-term nature.

The fair value of the equipment financing at September 30, 2013 is $3,404 as determined by discounting the future cash flows by a discount factor based on an interest rate of 7.78%, which reflects the Company’s effective interest rate on the loan.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2013
(In thousands of United States dollars, except where noted) - Unaudited

12.	FINANCIAL INSTRUMENTS (Continued)

During June 2013, the anniversary fee payment relating to the loan facility was waived. This anniversary fee payment would have been due on July 28, 2013 and equal to 1% of the total loan facility balance outstanding to a maximum of C$180, payable in common shares at a price equal to a 10% discount of the volume weighted average trading price of the common shares over the previous five trading days.

This adjustment resulted in an increase of C$154 to the accretion expense. The fair value of the loan facility at September 30, 2013 is C$17,925 ($17,428) as determined by discounting the future cash flows by a discount factor based on an interest rate of 8.87% (10.72% prior to the anniversary fee adjustment), which reflects the Company’s effective interest rate on the loan. The Company is currently in discussion to extend the loan facility, which is due December 31, 2013.

13.	EVENTS AFTER THE REPORTING PERIOD

During October 2013, the Mexican House of Representatives approved the 2014 Tax Reform which proposes the implementation of a 7.5% tax on earnings before interest, tax, depreciation and amortization (which will be tax deductible for income tax purposes) and a 0.5% environmental erosion fee based on gross revenues (which will be tax deductible for income tax purposes). In addition, the approved proposal disallows immediate deductions for exploration expenses in the period in which they occurred, replacing that current practice with an allowable 10% amortization of exploration expenses per year. These changes have been submitted to the Mexican Senate for review and if approved, will be effective January 1, 2014.